VASOMEDICAL, INC.
                               180 Linden Avenue
                            Westbury, New York 11590








                                                June 5, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attention:      David Burton, Staff Accountant

        Re:     Vasomedical, Inc.
                Form 8-K dated May 23, 2006 (as amended June 1, 2006) Commission File No. 0-18105

Ladies and Gentlemen:

     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "SEC") set forth in its letter dated June 2, 2006, with respect to the above-referenced document filed by Vasomedical, Inc. (the "Company"). Supplemental information provided to you in this letter is based upon information and/or documentation available to the Company. The numbers of our responses parallel the numbers in your June 2, 2006 comment letter.

Form 8-K dated May 23, 2006 (as amended, June 1, 2006)
------------------------------------------------------

Item 4.01.  Changes in Registrant's Certifying Accountant
---------------------------------------------------------

     1. In compliance with Item 304(a)(3) of Regulation S-B, we have filed a revised Exhibit 16 letter from the former accountant.

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Securities and Exchange Commission
June 5, 2006
Page -2-



       Additionally, we acknowledge that:

     -- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     -- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     -- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       VASOMEDICAL, INC.
                                       /s/ Thomas W. Fry

                                       By:  Thomas W. Fry
                                       Chief Financial Officer